Exhibit 1.u1

Forge Group, Inc. Announces 1st Quarter 2024 Financial Results

BETHESDA, Maryland, September 16, 2024 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for three months ended March 31, 2024.

The Company has provided certain selected financial data in the table below for the three months ended March 31, 2024 (“1Q24”) and 2023 (“1Q23”), respectively:

Selected Financial Data

	For the 3 months ended
	March 31,	March 31,
	2024	2023
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)

Gross premiums written	5,743	5,021
Net premiums written	5,279	4,619

Net premiums earned	4,660	3,191
Underwriting income (loss) [1]	(712)	(823)
Operating income (loss) before income taxes [2]	(319)	(464)

Operating ratios
Loss ratio [3]	63.5%	57.5%
Expense ratio [4]	51.8%	68.3%
Combined ratio [5]	115.3%	125.8%
Less: Investment ratio [6]	-8.4%	-11.2%
Operating ratio [7]	106.8%	114.5%

Adjusted book value per common share equivalent [8]	$19.75	$19.63
Adjusted tangible book value per common share equivalent [9]	$17.48	$17.33

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non- recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

1Q24 financial highlights include:

•

Premium revenue. Gross premiums written were $5.7 million in 1Q24, an increase of 14.4% vs. the prior year comparable period. Net premiums written were $5.3 million in 1Q24, an increase of 14.3% vs. the prior year comparable period. Net premiums earned were $4.7 million in 1Q24, an increase of  46.0% vs. the prior year comparable period.

•	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 63.5% in 1Q24 compared to 57.5% for 1Q23.

•

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 51.8% in 1Q24, which represents a decline of 16.5% vs. the prior year comparable period.

•

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. Our combined ratio was 115.3% in 1Q24, which represents a decline of 10.5% vs. the prior year comparable period.

o	Underwriting income (loss). We reported an underwriting loss of $712 thousand in 1Q24 compared to an underwriting loss of $823 thousand in 1Q23. This represents an improvement of $111 thousand.

•

Operating ratio. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 1Q24 vs. the prior year comparable period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit. Our operating ratio was 106.8% in 1Q24, which represents a decline of 7.7% vs. the prior year comparable period.

o

Operating income (loss) before income taxes. We reported a pre-tax operating loss of $319 thousand in 1Q24 compared to a pre-tax operating loss of $464 thousand in 1Q23. This represents an improvement of $145 thousand.

•

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $19.75 as of March 31, 2024, which represents an increase of 0.7% compared to March 31, 2023. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $17.48 as of March 31, 2024, which represents an increase of 0.9% compared to March 31, 2023. We remain focused on minimizing erosion in our per-share net worth while we scale and reach sustainable profitability.

The Company commented:

Forge is off to a strong start in 2024. In 2023, our focus was on launching our new fully integrated digital insurance platform and transitioning off our legacy technology platform. In 2024, with this major initiative behind us, we have turned our focus to optimizing our agent and client experience using our new platform and streamlining and improving internal processes and procedures. In 1Q24, we have made significant progress rolling out our new digital agent portal (FIRE – Forge Insurance Rating Engine), which makes it easy for our distribution partners to quote business with Forge, allowing us to "activate" a large pool of contracted distribution partners. This new tool will be particularly helpful as we look to expand in the "small business class" segment, which is a primary focus in 2024 and a core part of our long-term business plan. Although we are starting from a relatively small base, growth in the “small business class” segment in 1Q24 has been in- line with our internal plan, and we continue to believe this segment will provide us with a long runway for profitable growth.

During 1Q24, we generated gross premiums written of $5.7 million, which represents an increase of 14.4%, compared to 1Q23. We expect strong year-over-year premium growth to continue as we move through 2024. Pursuant to GAAP, written premium is earned ratably over the term of the policy contract; however, this metric (written premium) provides a helpful indicator as to the increase in our overall business production.

An insurance company’s loss ratio is the most critical measure to the company’s underwriting profitability. Our loss ratio in 1Q24 remains within our long-term targets. Our loss ratio for 1Q24 was 63.5% compared to 57.5% in 1Q23. Because we are a small company at this stage, our loss ratio, which is an important driver of our overall profitability, is less predictable, particularly over shorter measurement periods (e.g., 3 - 6 months).

We continue to make progress on our expense ratio. Our expense ratio in 1Q24 was 51.8%, which represents a decrease of 16.5% compared to 1Q23. We remain focused on scaling our fixed expenses through profitable premium revenue growth.

We reported a pre-tax operating loss of $319 thousand in 1Q24 compared to a pre-tax operating loss of $464 thousand in 1Q23. This represents an improvement of $145 thousand. We reported a pre-tax profit, after net realized and unrealized gains (losses) of $43 thousand in 1Q24 compared to a pre-tax loss of $204 thousand for 1Q23. This represents an improvement of $247 thousand.

As we noted in our 2023 year-end reports, during 1Q24, we repurchased 16,000 of our outstanding shares of common stock at a price of $8.75 per share.

In summary, we are continuing to build on the work done in 2023 and are off to a strong start in 1Q24. Our financial results remain consistent with our long-term business plan, and we look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended
	March 31,	March 31,
	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)

Net premiums earned	4,660	3,191

Losses and loss adjustment expenses	2,957	1,833

Policy acquisition costs and other operating expenses	2,339	2,195
Lease expense	52	54
Sublease (income)	(42)	(41)
Depreciation and amortization (excl. real estate) [1]	67	67
Service fee and other (income) expense	(1)	(94)
Underwriting expenses	2,415	2,181

Underwriting gain (loss)	(712)	(823)
Net investment income	393	359
Operating income (loss) before income taxes	(319)	(464)
Net realized and unrealized gains (losses) [2]	375	331
Income (loss) from real estate operations [3]	(13)	(71)
Income (loss) before income taxes	43	(204)
Income tax expense (benefit)	24	(41)
Net income (loss)	19	(162)
Net loss (gain) attributable to noncontrolling interest	1	-
Net income (loss) attributable to Forge Group, Inc.	20	(162)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	March 31,	December 31,	March 31,
(dollars in thousands except for per-share items)	2024	2023	2023

Calculation of Numerators
Total equity	45,551	45,874	46,222
Less: Noncontrolling interest	(700)	(700)	(708)
GAAP book value	44,851	45,174	45,514
Less: Accumulated other comprehensive (income) loss (AOCI)	2,139	2,152	2,586
GAAP book value excluding AOCI	46,991	47,326	48,100
Add: Theoretical proceeds from exercise of options [1]	1,276	1,228	2,014
Add: Non-GAAP real estate adjustments, net [2]	4,015	3,828	3,630
Adjusted book value (numerator)	52,282	52,383	53,744
Less: Goodwill and other intangibles	(6,009)	(6,076)	(6,276)
Adjusted tangible book value (numerator)	46,273	46,307	47,467

Calculation of Denominator
Common shares outstanding	2,044	2,050	2,050
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	20	23	30
Common shares issuable upon exercise of outstanding options [5]	125	120	200
Common share equivalents (denominator)	2,647	2,652	2,738

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$19.75	$19.76	$19.63
Adjusted tangible book value per common share equivalent [7]	$17.48	$17.46	$17.33

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

		As of
	March 31,	December 31,	March 31,
(dollars in thousands)	2024	2023	2023

Real estate held for the production of income, net	29,390	29,543	30,002
Add: Leases in place	2,460	2,512	2,701
Add: Deferred rent [1]	2,383	2,356	2,273
Real assets (GAAP)	34,232	34,411	34,977
Add: Accumulated depreciation [2]	6,079	5,926	5,467
Add: Accumulated amortization [3]	1,704	1,652	1,884
Less: Deferred rent	(2,383)	(2,356)	(2,273)
Real assets (Non-GAAP) [4]	39,633	39,633	40,054

Notes payable, net (GAAP)	26,155	26,325	26,809
Add: Unamortized finance costs	1,050	1,074	1,145
Notes payable (Non-GAAP) [5]	27,206	27,399	27,954

Net real assets (Non-GAAP) [6]	12,427	12,234	12,100
Less: Net real assets (GAAP) [7]	(8,077)	(8,086)	(8,167)
Non-GAAP adjustments [8]	4,350	4,148	3,933
Less: Noncontrolling interest [9]	(335)	(319)	(303)
Non-GAAP real estate adjustments, net	4,015	3,828	3,630

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	March 31,	December 31,	March 31,
	2024	2023	2023
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$27,775	$27,970	$27,354
Redeemable preferred stock, at fair value	1,381	1,363	1,361
Perpetual preferred stock, at fair value	585	562	565
Common stock, at fair value	1,819	1,691	2,652
Other invested assets	4,748	4,524	4,402
Real estate held for the production of income, net	29,390	29,543	30,002
Cash and cash equivalents	7,872	6,968	5,561
Restricted cash	227	226	217
Total investments and cash	73,797	72,848	72,115

Accrued investment income	336	297	316
Premium and reinsurance balances receivable	7,926	8,256	6,566
Ceded unearned premiums	157	71	149
Reinsurance balances recoverable on unpaid losses	828	690	1,080
Deferred policy acquisition costs, net	300	298	266
Deferred rent	2,383	2,356	2,273
Leases in place	2,460	2,512	2,701
Right-of-use asset, net	140	143	148
Goodwill and other intangibles	6,009	6,076	6,276
Other assets	2,258	2,006	1,639
Total assets	$96,593	$95,551	$93,530

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$9,912	$8,426	$8,832
Unearned premium	10,988	10,283	7,849
Reinsurance balances payable	158	36	209
Accrued expenses	2,254	2,437	1,789
Notes payable	26,155	26,325	26,809
Defined benefit plan unfunded liability	336	333	488
Operating lease liability, net	692	729	836
Other liabilities	546	1,108	497
Total liabilities	51,042	49,676	47,309

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(210)	(70)	-
Additional paid-in capital	16,502	16,604	16,353
Unearned employee stock ownership plan shares	(1,624)	(1,827)	(1,827)
Retained earnings	27,074	27,372	28,325
Accumulated other comprehensive income (loss), net of tax	(2,139)	(2,152)	(2,586)
Noncontrolling interest	700	700	708
Total equity	45,551	45,874	46,222
Total liabilities and equity	$96,593	$95,551	$93,530

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,044,148, 2,050,232, and 2,050,000 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended
	March 31,	March 31,
	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$4,660	$3,191
Income from real estate held for investment	556	569
Net investment income	393	359
Net realized investment gains	4	(37)
Net unrealized gains on equity securities	370	368
Service fee and other income (expense)	1	94
Total revenues	5,985	4,544

Expenses
Losses and loss adjustment expenses	2,957	1,833
Policy acquisition costs and other operating expenses	2,339	2,195
Depreciation and amortization	296	335
Real estate operating expense	55	79
Interest expense on debt	284	292
Lease expense	52	54
Sublease income	(42)	(41)
Total expenses	5,942	4,747

Income (loss) before income taxes	43	(204)

Income tax expense (benefit)	24	(41)
Net income (loss)	19	(162)
Net loss (gain) attributable to noncontrolling interest	1	-
Net income (loss) attributable to Forge Group, Inc.	20	(162)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	16	226
Reclassification adjustment for losses (gains) included in net income	(3)	(1)
Total other comprehensive income (loss), net of tax	13	225

Total comprehensive income (loss)	32	62